UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMERICAN GREETINGS CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-13859	34-0065325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One American Road Cleveland, Ohio 44144
(Address of principal executive offices) (Zip Code)

Christopher W. Haffke

Vice President, General Counsel and Secretary

(216) 252-7300

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1. Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

American Greetings Corporation (including its consolidated subsidiaries, the “Company”) is filing this Form SD in connection with Rule l3p-l under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Rule 13p-l, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as, and as used herein: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

Reasonable Country of Origin Inquiry

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products subject to Rule 13p-1 during the Reporting Period to determine whether any such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals were from recycled or scrap sources.

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase components, finished goods and materials containing conflict minerals. These components, finished goods and materials may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in the Company’s products. Furthermore, because the Company typically does not source raw materials of the type that may contain conflict minerals, but, instead, with respect to products likely to contain conflict minerals, sources preassembled components or pre-manufactured materials that it integrates into its products, the Company relies heavily on the knowledge of its direct suppliers as to the mineral content of the components, finished goods and materials they provide to the Company.

The Company, with respect to the Reporting Period, reasonably determined that the following products subject to Rule 13p-1 may contain conflict minerals: greeting cards and gift packaging featuring electronic functions, springs, eyelets, metallic finishes, metallic ink, foil hot stamping and other metal parts or attachments and certain giftables produced by its greeting card, gift packaging, party goods, stationery and giftware business for retail sale (“Core Business”) and products contracted for manufacture by its United Kingdom retail business (“Clintons Business”). The Company has a formal conflict minerals policy and compliance procedures, which requires the distribution of the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict Free Sourcing Initiative (“CFSI”) and the Electronic Industry Citizenship Coalition (“EICC”) to all direct suppliers to the Core Business and Clintons Business who supplied products in the above described categories to the Company during the Reporting Period (collectively the “Covered Product Suppliers”). The procurement or compliance departments for the Core Business and the Clintons Business were tasked with distributing the Template to all Covered Product Suppliers.

Ninety-six percent (96%) of the Covered Product Suppliers completed all or a portion of the Template for the Reporting Period. The four percent (4%) of the Covered Product Suppliers who failed to return the Template to the Company consisted of four of the Company’s raw material suppliers to the Core Business (“Core Business Non-Responders”). All of the Core Business Non-Responders provided information to the Company in connection with the Company’s RCOI for its 2014 Form SD that their products did not contain conflict minerals. The Company has no reason to believe that the Core Business Non-Responders’ responses for this Reporting Period would be different. The products supplied by the Core Business Non-Responders are the following: metal piano wire and buttons used as card attachments, ink, and foil hot stamp material. The Company’s other ink and foil hot stamp material Covered Product Suppliers did respond to the Company’s RCOI for this Reporting Period and each indicated that no conflict minerals are intentionally added to their products.

The vast majority of the Company’s Covered Product Suppliers are direct suppliers based in Asia. The Company’s Asia-based Covered Product Suppliers provide contract manufacturing of finished goods for the Company which include, among other things, electronics, springs and other metal components. Ninety percent (90%) of the Company’s Asia-based Covered Product Suppliers indicated that they did not supply products containing conflict minerals during the Reporting Period. The ten percent (10%) of the Asia-based Covered Product Suppliers indicating that they did supply products containing conflict minerals during the Reporting Period (collectively the “Asia Conflict Mineral Product Suppliers”) are comprised of all of the Company’s Asia-based electronics suppliers. All indicated that the conflict mineral was intentionally added and was necessary to the production of the product. All of the Asia Conflict Mineral Product Suppliers indicated that none of the smelters in their supply chain sourced from Covered Countries. Furthermore, all of the Asia Conflict Mineral Product Suppliers identified the country of origin as China for the conflict minerals contained in their products and all identified the name of the company in China supplying the conflict mineral. In all but two of the instances, the conflict mineral supplier identified was a certified smelter. Based on the information provided and the Company’s follow-up efforts, the Company concluded that the Asia Conflict Mineral Product Suppliers’ responses were reliable.

Of the Company’s remaining Covered Product Suppliers responding to the Template, only two indicated that they supplied products containing conflict minerals during the Reporting Period (the “Non-Asia Conflict Mineral Product Suppliers”). Both Non-Asia Conflict Mineral Product Suppliers identified smelters by name for the conflict minerals in their products and none were in Covered Countries.

The Company reviewed all the Template responses for, among other things, responsiveness, completeness and plausibility. The Company concluded that the Template responses were reliable based on multiple factors that varied among the responses, which generally included, although were not limited to, the following: the particular products supplied by the supplier, the degree of knowledge shown by the supplier regarding Rule 13p-l and Form SD requirements, whether the responding supplier also had disclosure obligations under Rule 13p-l and Form SD, descriptions of the supplier’s country of origin inquiry with its suppliers and the supplier’s identification of a policy prohibiting conflict minerals originating from the Covered Countries in its products.

Of all the Covered Product Suppliers who responded to the Template, the Company determined, on the basis of the supplier responses, that approximately eight percent (8%) of such suppliers provided the Company with components, finished goods or materials containing conflict minerals (collectively the “Conflict Mineral Product Suppliers”). The components, finished goods and materials identified as containing or potentially containing conflict minerals generally consisted of electronic components supplied to the Core Business and giftables to the Clintons Business. Of the Conflict Minerals Product Suppliers, all represented and/or provided evidence that the conflict minerals contained in products they provided to the Company originated from outside of the Covered Countries or were certified DRC conflict free.

Conclusion

Based on the RCOI, the Company has no reason to believe that conflict minerals contained in its products during the Reporting Period may have originated in the Covered Countries. As such, the Company is not required to file a Conflict Minerals Report for the Reporting Period. This Form SD is available at http://corporate.americangreetings.com/IR/documents/FormSD_ConflictMinerals.pdf. The content on, or accessible through, any Web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.01.	Exhibit.

Not applicable.

Section 2. Exhibits

Item 2.01.	Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN GREETINGS CORPORATION

By:	/s/ Christopher W. Haffke	May 26, 2016
	Christopher W. Haffke	(Date)
Vice President, General Counsel and Secretary